

Mail Stop 3561

June 22, 2016

Joshua Kobza
Chief Financial Officer
Restaurant Brands International Limited Partnership
226 Wyecroft Road
Oakville, Ontario Canada L6K 3X7

> **Re:** **Restaurant Brands International Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-36787**

Dear Mr. Kobza:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

Non-GAAP Reconciliations, page 42

1. We note that you disclose the non-GAAP financial measures EBITDA and Adjusted EBITDA. Please revise to disclose the reasons why you believe that presentation of these measures provides useful information to investors regarding your financial condition and results of operations, as required by Item 10(e)(1)(i)(C). Please provide similar revisions in your Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant